BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") hereby informs that the Company will make a series of meetings with international qualified investors from May 26, 2015, with the aim of prospecting interested investors in any issuance of debt securities by the Company.

That issue, if materialized, will be referenced in euros, under the name of green bond, the proceeds of which will support investments in sustainable projects of the Company.

The Company will inform the market about any new information related to this matter.

São Paulo, May 20, 2015

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer